Filed by IGEN International, Inc. pursuant
                                     to Rules 165 and 425 promulgated
                                     under the Securities Act of 1933, as
                                     amended, and deemed filed pursuant
                                     to Rule 14a-12 promulgated under the
                                     Securities Exchange Act of 1934, as
                                     amended.

                                     Subject Company:  IGEN International, Inc.
                                     Commission File No.:  000-23252


IGEN International, Inc.
16020 Industrial Drive, Gaithersburg, Maryland 20877 USA
Phone: (301) 869-9800,
Fax:   (301) 208-3798



CONTACTS:
George Migausky            Jonathan Fassberg (investors) Paul Caminiti or
IGEN International         The Trout Group               Andrew Cole (media)
(301) 869-9800, ext. 2013  (212) 477-9007, ext. 16       Citigate Sard Verbinnen
                                                         (212) 687-8080



                IGEN TO REPORT FIRST QUARTER FINANCIAL RESULTS
                               ON JULY 30, 2003

                        WILL DISCUSS ROCHE TRANSACTION


GAITHERSBURG, MD, July 25, 2003 -- IGEN International, Inc. (Nasdaq: IGEN) will announce financial results for the first quarter ended June 30, 2003 after the market closes on Wednesday, July 30, 2003. IGEN will host a conference call at 4:30 p.m. (EDT) that day to review financial results and discuss the Company's transaction with Roche announced July 24.

To participate in the conference call, dial 1-800-640-7899 (United States) or 212-346-6450 (international) ten minutes before the starting time. A replay will be available for 48 hours after the call at 1-800-633-8284 and 402-977-9140. The reservation number is 21155706. Both the live call and the replay will be webcast at http://www.igen.com.

IGEN develops and markets biological detection systems based on its proprietary ORIGEN technology, which provides a unique combination of sensitivity, reliability, speed and flexibility. ORIGEN-based systems are used in a wide variety of applications, including clinical diagnostics, pharmaceutical research and development, life science research, biodefense testing and testing for food safety and quality control. These systems are marketed globally by IGEN and its licensees and/or distributors. IGEN is based in Gaithersburg, Maryland with offices in San Diego, California and Witney, England. IGEN and ORIGEN are registered trademarks of IGEN International, Inc. More information about the company can be found at http://www.igen.com.

Investors and security holders are urged to read the proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. The proxy statement/prospectus will be filed with the Securities and Exchange Commission by IGEN and IGEN Integrated Healthcare, LLC. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when it is available) and other documents filed by IGEN and IGEN Integrated Healthcare, LLC with the SEC at the SEC's web site at www.sec.gov. The proxy statement/prospectus (when it is available) and these other documents may also be obtained for free from IGEN by directing a request to IGEN International, Inc., 16020 Industrial Drive, Gaithersburg, MD 20877,
(301) 869-9800, Attention: General Counsel.

IGEN, its directors, and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the business combination transaction referenced in the foregoing information. Information about the directors and executive officers of IGEN and their ownership of IGEN stock is set forth in IGEN's Proxy Statement with respect to its Annual Meeting for the year ended March 31, 2002. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.

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